Rule 424(b)(3)
                                           Registration Statement No. 333-119172
                                                                 CUSIP 12560PDW8

PRICING SUPPLEMENT NO. 14
Dated August 19, 2005 to
Prospectus, dated October 28, 2004 and
Prospectus Supplement, dated October 29, 2004


                                 CIT GROUP INC.
                     GLOBAL MEDIUM-TERM FLOATING RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note                 ( ) Subordinated Note

Principal Amount:               $1,000,000,000.

Proceeds to Corporation:        99.903% or $999,030,000.

Agents' Commission:             0.097% or $970,000.

Issue Price:                    100% or $1,000,000,000.

Original Issue Date:            August 24, 2005.

Maturity Date:                  August 24, 2007, provided that if such day is
                                not a Business Day, the payment of principal and interest may be made on the next succeeding
                                Business Day as if it were made on the date that the payment was due, and no interest on such payment will accrue for the period from and after the Maturity Date.

Interest Rate Basis:            LIBOR Telerate.

Index Maturity:                 Three months.

Spread:                         +7 basis points (0.07%).

Interest Rate Calculation:      LIBOR Telerate determined on the Interest
                                Determination Date plus the Spread.

Calculation Date:               The earlier of (i) the fifth Business Day after
                                each Interest Determination Date, or (ii) the
                                Business Day immediately preceding the
                                applicable Interest Payment Date.

Initial Interest Rate:          LIBOR Telerate determined two London Business
                                Days prior to the Original Issue Date plus the Spread.

Specified Currency:             U.S. Dollars ($).

It is expected that the Notes will be ready for delivery in book-entry form on or about August 24, 2005.

Banc of America Securities LLC
                                Barclays Capital
                                                     BNP PARIBAS
                                                                        Citgroup



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Form:                           Global Note.

Denominations:                  The Notes will be issued only in denominations
                                of $100,000 and integral multiples of $1,000 in excess thereof.

Interest Reset Dates:           Quarterly on February 24, May 24, August 24, and
                                November 24 of each year, commencing on November
                                24, 2005, provided that if any such day would otherwise fall on a day that is not a Business
                                Day, then the Interest Reset Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates:         Interest will be paid on the Maturity Date and
                                quarterly on February 24, May 24, August 24 and
                                November 24 of each year, commencing on November
                                24, 2005, provided that if any such day (other than the Maturity Date) is not a Business Day, then the Interest Payment Date will be postponed to the following day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment
                                Date will be the immediately preceding Business
                                Day.

Accrual of Interest:            Accrued interest will be computed by adding the
                                Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The
                                "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Determination Dates:   Two London Business Days prior to each Interest
                                Reset Date.

Maximum Interest Rate:          Maximum rate permitted by New York law.

Minimum Interest Rate:          0.0%.

Exchange Listing:               None.

Other Provisions:               "LIBOR Telerate" means the rate for deposits in
                                U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750
                                (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

                                "Telerate Page 3750" means the display page designated as page 3750 on the Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

                                "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York and that is also a London Business Day.

                                "London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Trustee, Registrar,             J.P. Morgan Trust Company, National Association.
   Authenticating Agent,
   Calculation Agent and Paying
   Agent:

Agents:                 Agent                             Principal Amount
                        -----                             ----------------

                        Banc of America Securities LLC      $550,000,000
                        Barclays Capital Inc.                150,000,000
                        BNP Paribas Securities Corp.         150,000,000
                        Citigroup Global Markets Inc.        150,000,000
                                                           -------------

                        Total                             $1,000,000,000

CUSIP:                  12560PDW8.


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              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following summary discusses certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Notes by U.S. Holders (as defined in the accompanying Prospectus Supplement, dated October 29, 2004). This summary is applicable only to investors who purchase the Notes in the initial offering at their original issue price and hold the Notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address investors that are subject to special tax rules (including financial institutions, tax-exempt organizations, dealers in securities, partnerships or other pass-through entities for U.S. federal income tax purposes and persons subject to alternative minimum tax) or that hold the Notes as part of an integrated investment. This summary supplements, and should be read in conjunction with, the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying Prospectus Supplement, dated October 29, 2004.

         For U.S. federal income tax purposes, the Notes will be treated as "variable rate debt instruments" that provide for stated interest at a single "qualified floating rate." A U.S. Holder will, under the applicable Treasury regulations, be required to include in gross income, as ordinary interest income, the stated interest on a Note at the time such interest accrues or is received, in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. In the case of a U.S. Holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period would be determined by assuming that the Notes bear interest at a fixed interest rate equal to the value, as of the issue date, of the qualified floating rate, and the interest allocable to the accrual period would be adjusted to reflect the interest actually paid during the accrual period.

         U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax treatment, and the tax consequences to them of the acquisition, ownership and disposition, of the Notes.